United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

COCA-COLA FEMSA, S.A.B. DE C.V. ANNOUNCES OFFERING OF GLOBAL NOTES AND

COMMENCEMENT OF TENDER OFFER AND CONSENT SOLICITATION

MEXICO CITY, MEXICO – January 6, 2020 — Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”) (NYSE: KOF) announces that it has commenced an offering of U.S. dollar-denominated global notes in one or more series (the “New Notes”), subject to market and other conditions. The New Notes will be unsecured obligations of KOF and will be fully and unconditionally guaranteed by Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V.

KOF intends to use the net proceeds from the sale of the New Notes to repurchase its 3.875% senior notes due 2023 (the “Old Notes”) in connection with the tender offer described herein, and to redeem any Old Notes not otherwise tendered and repurchased in such tender offer, and the remaining net proceeds, if any, for general corporate purposes, including to fund working capital, capital expenditures, acquisitions of or investments in businesses or assets, and the redemption or repayment of short-term or long-term borrowings.

KOF hereby also announces the commencement of an offer to purchase for cash (the “Offer”) of any and all of its Old Notes. In conjunction with the Offer, KOF is soliciting consents from the holders of Old Notes (the “Consent Solicitation”) to (i) reduce the Old Notes’ optional redemption notice periods from 45 days in the case of the notice to the trustee under the indenture governing the Old Notes and between 30 and 60 days in the case of the notice to the holders of Old Notes, in each case, to three business days, and (ii) to the execution and delivery of a supplemental indenture to the indenture governing the Old Notes in order to effect such amendment. Holders of a majority of the aggregate principal amount outstanding of the Old Notes must consent to the proposed amendment to the indenture governing the Old Notes in order for it to become effective.

The following table sets forth the series of Old Notes subject to the Offer and the consideration payable for Old Notes accepted for purchase in the Offer.

Old Notes	CUSIP/ISIN	Principal Amount Outstanding	Reference Security	Relevant Bloomberg Page	Fixed Spread	Hypothetical Total Consideration per $1,000 Principal Amount of Notes(1)
3.875% Senior Notes due 2023	191241 AE8 / US191241AE83	$900,000,000	2.750% U.S. Treasury Note due November 15, 2023	PX5	20 bps	$1,076.99

(1)

Hypothetical total consideration was calculated on the basis of the bid-side price of the Reference Security at 11:00 a.m., New York City time, on January 3, 2020. The total consideration includes a consent payment of $30.00 per $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Offer (the “Consent Payment”).

The Offer will expire at 11:59 p.m., New York City time, on February 3, 2020, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Offer Expiration Time”). The Consent Solicitation will expire at 5:00 p.m., New York City time, on January 17, 2020, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Consent Payment and Withdrawal Deadline”).

Tenders of Old Notes may be withdrawn at any time on or prior to the Consent Payment and Withdrawal Deadline, but not thereafter. Holders may not withdraw Old Notes previously tendered without revoking the previously delivered consents to which such tender relates and vice versa.

The total consideration (the “Total Consideration”) for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Offer and Consent Solicitation is the price equal to:

(i)

the present value on the Initial Settlement Date (as defined herein) of (x) $1,000, the principal amount payable on the Old Notes on November 26, 2023, the scheduled maturity date of the Old Notes (the “Maturity Date”), and (y) all scheduled interest payments on the Old Notes from the Initial Settlement Date up to and including the Maturity Date, in each case discounted on the basis of a yield to maturity equal to the sum of (a) the yield to maturity on the 2.750% U.S. Treasury Note due November 15, 2023 (the “Reference Security”), as calculated by any of BofA Securities, Inc., Citigroup Global Markets Inc., or Goldman Sachs & Co. LLC in its capacity as Dealer Manager (as defined herein), in accordance with standard market practice, based on the bid side price of the Reference Security at 11:00 a.m., New York City time, on January 17, 2020, or such other date as may be decided by the Company in its sole discretion, as displayed on the Bloomberg Government Pricing Monitor Page PX5 or any recognized quotation source selected by the Dealer Managers in their sole discretion if the Bloomberg Government Pricing Monitor is not available or is manifestly erroneous, plus (b) 20 basis points, minus

(ii)	accrued and unpaid interest on the Old Notes from and including the last interest payment date to, but not including, the Initial Settlement Date,

such price being rounded to the nearest $0.01 per $1,000 principal amount of the Old Notes. The amount referred to in the preceding clause (i) includes the Consent Payment.

Subject to the terms and conditions of the Offer and Consent Solicitation, each holder who validly tenders (and does not validly withdraw) such holder’s Old Notes on or prior to the Consent Payment and Withdrawal Deadline will be entitled to receive, if such Old Notes are accepted for purchase (the date of such purchase, the “Initial Settlement Date”), the Total Consideration, plus accrued and unpaid interest, from and including the last interest payment date to, but not including, the Initial Settlement Date. Holders who validly tender their Old Notes after the Consent Payment and Withdrawal Deadline but on or prior to the Offer Expiration Time will be entitled to receive, if such Old Notes are accepted for purchase (the date of such purchase, which is expected to occur promptly following the Offer Expiration Time, the “Final Settlement Date”), the Total Consideration minus the Consent Payment, plus accrued and unpaid interest, from and including the last interest payment date to, but not including, the Final Settlement Date. Assuming all conditions to the Offer and Consent Solicitation have been satisfied or waived, the Initial Settlement Date is expected to occur on the second business day following the Consent Payment and Withdrawal Deadline, or January 22, 2020, and the Final Settlement Date is expected to occur on the second business day following the Offer Expiration Time, or February 5, 2020.

The Offer and Consent Solicitation are conditioned upon the consummation of the New Notes offering, among other customary conditions.

The Offer and Consent Solicitation are being made pursuant to the offer to purchase and consent solicitation statement dated January 6, 2020 (as may be amended or supplemented from time to time, the “Statement”).

Subject to the results of the Offer and Consent Solicitation, KOF currently intends to send a notice of redemption to the trustee and the holders of any outstanding Old Notes immediately following the Initial Settlement Date in accordance with the terms and conditions set forth in the indenture governing the Old Notes, after giving effect to the proposed amendment, although KOF has no legal obligation to do so and the selection of any particular redemption date is in its sole discretion. This statement of intent shall not constitute a notice of redemption under the indenture governing the Old Notes.

* * *

KOF has engaged BofA Securities, Inc., Citigroup Global Markets Inc., and Goldman Sachs & Co. LLC to act as joint bookrunners with respect to the offering of the New Notes and as dealer managers and solicitation agents in connection with the Offer and Consent Solicitation (the “Dealer Managers” and each, a “Dealer Manager”). Global Bondholder Services Corporation is acting as the tender and information agent for the Offer and Consent Solicitation.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KOF has filed a registration statement, including a prospectus with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents KOF has filed with the SEC for more complete information about the companies and the offering of the New Notes. When available, you may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting BofA Securities, Inc. at +1 (888) 292-0070, Citigroup Global Markets Inc. at +1 (800) 558-3745, Goldman Sachs & Co. LLC at +1 (800) 828-3182 (each toll-free in the United States) or, if calling from outside the U.S., by collect calling BofA Securities, Inc. at +1 (646) 855-8988, Citigroup Global Markets Inc. at +1 (212) 723-6106, or Goldman Sachs & Co. LLC at 1 (212) 357-1452.

The Offer and Consent Solicitation are not being made to holders of Old Notes in any jurisdiction in which KOF is aware that the making of the Offer and Consent Solicitation or the acceptance of consents would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer and Consent Solicitation to be made by a licensed broker or dealer, the Offer and Consent Solicitation will be deemed to be made on KOF’s behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offer and Consent Solicitation may be directed to BofA Securities, Inc. at +1 (888) 292-0070, Citigroup Global Markets Inc. at +1 (800) 558-3745, Goldman Sachs & Co. LLC at +1 (800) 828-3182 (each toll-free in the United States) or, if calling from outside the U.S., BofA Securities, Inc. at +1 (646) 855-8988, Citigroup Global Markets Inc. at +1 (212) 723-6106, or Goldman Sachs & Co. LLC at 1 (212) 357-1452 (collect). Requests for additional copies of the Statement and related documents may be directed to Global Bondholder Services Corporation at +1 (866) 794-2200 (toll-free).

Neither the Statement nor any documents related to the Offer and Consent Solicitation have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Offer and Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2020

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer